UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schwimmer, Michael S.
   5701 South Santa Fe Drive
   Littleton, CO  80120
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Echostar Communications Corporation
   DISH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   5/7/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) (X) Other (specify below)
   Senior Vice President - Programming
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |5/7/02|M   | |25,000            |A  |$2.125     |                   |      |                           |
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Class A Common Stock       |5/7/02|S   | |25,000            |D  |$25.52     |                   |      |                           |
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Class A Common Stock       |5/8/02|M   | |25,000            |A  |$2.125     |                   |      |                           |
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Class A Common Stock       |5/8/02|S   | |25,000            |D  |$25.91     |190                |D     |                           |
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                           |      |    | |                  |   |           |4,275              |I     |(1)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$2.125  |5/7/0|M   |V|25,000     |D  |(2)  |(4)  |Class A Comm|25,000 |       |0           |   |            |
(Right to Buy)        |        |2    |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Employee Stock Option |$2.125  |5/8/0|M   |V|12,400     |D  |(2)  |(4)  |Class A Comm|12,400 |       |0           |   |            |
(Right to Buy)        |        |2    |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Employee Stock Option |$2.125  |5/8/0|M   |V|12,600     |D  |(3)  |(4)  |Class A Comm|12,600 |       |34,440      |   |            |
(Right to Buy)        |        |2    |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During March 2000, the Company issued additional shares of Class A Common Stock to EchoStar
Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The number of shares reported in column 5 represents the total number of shares allocated to the reporting person's account through the Plan to date. The reporting person has dispositive, but no voting power with respect to the shares.
(2) The shares underlying the option, listed in column 5, vest at the rate of 20% per year, commencing on August
1,
1997.
(3) The shares underlying the option, listed in column 5, vest at the rate of 20% per year, commencing on
February 12,
1998.
(4) Each portion of the option expires five years from the date on which that portion of the option first becomes exercisable.
SIGNATURE OF REPORTING PERSON
           Michael S. Schwimmer
DATE
              6/3/02